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March 26, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Attn:  Document Control - EDGAR
Washington, D.C. 20549-1004

ATTN:  Ms. Patsy Mengiste
       Document Control - EDGAR

Re:    IDS Market Advantage Series, Inc.
       Post-Effective Amendment No. 15
       File No. 33-30770/811-5897
       EDGAR Accession No. 0000820027-96-000203

Dear Ms. Mengiste:

Registrant hereby respectfully requests that the above-referenced filing transmitted on March 22, 1996, and described on its cover as Post-Effective Amendment No. 15, be withdrawn pursuant to Rule 477.

This filing was inadvertently filed with an incorrect CIK number in the submission header. Registrant desires to withdraw Post-
Effective Amendment No. 15 and has already filed this Post-
Effective Amendment under the appropriate CIK.

If you have any questions regarding this correspondence, please contact Eileen Newhouse at (612) 671-2772 or Nancy Lewis at (612)
671-7155.

Sincerely,

IDS Money Market Series, Inc.



Leslie L. Ogg
Vice President, General Counsel and Secretary

LLO/NL/dhg